UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Abcam plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

000380204

(CUSIP Number)

Jonathan Milner

Honey Hill House, 20 Honey Hill

Cambridge CB3 0BG

With copies to:

Richard M. Brand Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, NY 10281 212-504-6000	Joanna Valentine Cadwalader, Wickersham & Taft LLP 100 Bishopsgate London EC2N 4AG 44 (0) 20 7170 8640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Dr. Jonathan Milner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 11,993,853[1]
	8	SHARED VOTING POWER 2,691,349
	9	SOLE DISPOSITIVE POWER 11,993,853[1]
	10	SHARED DISPOSITIVE POWER 2,691,349
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,685,202[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 229,309,701 Ordinary Shares (defined below) outstanding as of December 31, 2022, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2023.

1 Includes the 11,993,853 shares directly held by the Reporting Person through American Depository Shares representing, each, one Ordinary Share (defined below). See Item 5.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the ordinary shares, par value £0.002 per share (the “Ordinary Shares”), of Abcam plc, a United Kingdom public limited company (the “Issuer”). The principal executive offices of the Issuer are located at Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX, United Kingdom.

ITEM 2.	IDENTITY AND BACKGROUND

(a) (f) This statement is being filed by Dr. Jonathan Milner, a citizen of the United Kingdom.

(b) The address of the Reporting Person is Honey Hill House, 20 Honey Hill, Cambridge, CB3 0BG.

(c) The Reporting Person’s principal occupation is as an investor and executive in life sciences companies.

(d), (e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Prior to the Issuer’s initial public offering, the Reporting Person acquired Ordinary Shares of the Issuer in connection with his founding, employment at the Issuer as well as his service as a director on the Board of Directors of the Issuer (the “Board”).

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person has determined that he intends to become more actively involved in the affairs of the Issuer and to engage with the Issuer regarding its governance, performance and direction.

The Reporting Person may change his intentions and may take actions with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person is the record holder of American Depositary Shares representing 11,993,853 Ordinary Shares. In addition, the Reporting Person may be deemed to share beneficial ownership over (a) 1,982,967 Ordinary Shares beneficially owned by three limited companies over which the Reporting Person exercises investment discretion and (b) 708,382 Ordinary Shares beneficially owned by the Reporting Person’s spouse. The Reporting Person disclaims beneficial ownership over the Ordinary Shares beneficially owned by his spouse. These shares represent approximately 6.4% of the outstanding Ordinary Shares.

(b)

(i)	Sole power to vote or to direct the vote: 11,993,853

(ii)	Shared power to vote or direct the vote: 2,691,349

(iii)	Sole power to dispose or to direct the disposition of: 11,993,853

(iv)	Shared power to dispose or to direct the disposition of: 2,691,349

(c) N/A

(d) N/A

(e) N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2023

By:	/s/ Jonathan Milner
Name: Jonathan Milner